SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number

1.1	Interim Report for the six months ended June 30, 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from our acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 25, 2016	By:	/s/ Li Yue
Name: Li Yue
Title: Executive Director and Chief Executive Officer

Exhibit 1.1

China Mobile Limited

Stock Code: 941

INTERIM REPORT 2016

中国移动
China Mobile

4G+
CONNECTING ALL

Contents

1	Financial Highlights

2	Chairman’s Statement

9	Financial Review

11	Interim Financial Information

11	Unaudited Condensed Consolidated Statement of Comprehensive Income

13	Unaudited Condensed Consolidated Balance Sheet

15	Unaudited Condensed Consolidated Statement of Changes in Equity

16	Unaudited Condensed Consolidated Statement of Cash Flows

17	Notes to Unaudited Condensed Consolidated Interim Financial Information

38	Report on Review of Interim Financial Information

40	Other Information

Financial Highlights

	Six months ended 30 June
	2015 As restated[1]	2016
Operating revenue (RMB million)	345,691	370,351
Of which: Revenue from telecommunications services (RMB million)	304,281	325,423
EBITDA[2] (RMB million)	130,615	134,350
EBITDA margin[3]	37.8%	36.3%
EBITDA as % of revenue from telecommunications services	42.9%	41.3%
Profit attributable to equity shareholders (RMB million)	57,336	60,572
Margin of profit attributable to equity shareholders[4]	16.6%	16.4%
Basic earnings per share (RMB)	2.80	2.96
Dividend per share – Interim (HK$)	1.525	1.489

OPERATING REVENUE (RMB million)	EBITDA (RMB million)

PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS (RMB million)	BASIC EARNINGS PER SHARE (RMB)

1	In 2015, China Mobile TieTong Company Limited (“CM TieTong”) acquired certain assets and businesses (“Target Assets and Businesses”) of China TieTong Telecommunications Corporation. The acquisition of the Target Assets and Businesses was considered as a business combination under common control as CM TieTong and the Target Assets and Businesses are both ultimately controlled by China Mobile Communications Corporation. As a result, the Group has restated the comparative amounts of the unaudited condensed consolidated statement of comprehensive income for the six months ended 30 June 2015 by including the operating results of Target Assets and Businesses and eliminating its transactions with the Target Assets and Businesses. Please refer to note 2 to the Interim Financial Information included in this interim report for details.
2	The Company defines EBITDA as profit for the period before taxation, share of profit of investments accounted for using the equity method, finance costs, interest income, other gains, depreciation and amortization of other intangible assets.
3	EBITDA margin = EBITDA/Operating revenue
4	Margin of profit attributable to equity shareholders = Profit attributable to equity shareholders/Operating revenue

Chairman’s Statement

Dear Shareholders,

I am pleased to say that despite an increasing swell of challenges, China Mobile has delivered promising results in the first half of 2016, affirming that we are indeed pursuing the correct strategy. This has been driven by our ongoing focus on innovation in all aspects of operation, as well as a business transformation towards value creation. This is a laudable achievement given that we are going through a period of rapid change where the industry is witnessing further integration and layers of complexity added to the competitive landscape. It has in turn created short- term operating pressures and more risk around those developments slated for the longer-term. However, China Mobile has made steady progress in the 4G, data traffic, wireline broadband and digital services business lines, delivering an outstanding overall performance in the period.

CHINA MOBILE LIMITED | INTERIM REPORT 2016

Chairman’s Statement

OPERATING RESULTS

China Mobile has achieved encouraging growth both in terms of revenue and profit for the first half of 2016. The downward trend in revenue growth in telecommunications services that has been seen in recent years has been corrected, and the Company has once again beaten the average industry growth, underlining our market leading position.

Compared to the same period of the year before, operating revenue increased by 7.1% to RMB370.4 billion, within which, revenue from telecommunications services accounted for RMB325.4 billion, up by 6.9%. We generated the largest operating revenue in the first half of 2016 amongst our industry peers, which is in line with our leading position in the market. EBITDA increased by 2.9% to RMB134.4 billion. Our profitability also outperformed our industry peers, with profit attributable to equity shareholders reaching RMB60.6 billion, representing an increase of 5.6%.

After considering the operating results in the first half of 2016 as well as the need for sustainable future development, the Board has declared payment of an interim dividend of HK$1.489 per share, according to the planned full year dividend payout ratio.

The Board believes that the industry-leading profitability and the ability to generate healthy cash flow will provide substantial support for the Company’s future development and provide good returns for our shareholders.

MAINTAINING LEADERSHIP IN 4G

In the first half of 2016, the Company maintained its competitive advantage in 4G business and of particular note was that we conducted the timely launch of the high quality 4G premium network, ahead of our market peers.

We continued to enhance the stability, coverage and strength of our 4G network to ensure good customer experience at the core of our services. We added over 200,000 4G base stations, increasing the total number of 4G base stations to 1.32 million. Our 4G network has now been expanded to cover more indoor areas in a larger number of places. The strength of the network was enhanced by the launch of high quality VoLTE (Voice over LTE) in nearly 300 cities across the country. The application of Carrier Aggregation has also been rolled out in over 300 cities.

Leveraging its strong existing network, China Mobile has focused its promotional efforts towards 4G upgrades and this campaign has successfully attracted a significant number of 2G/3G customers. In the first half of 2016, the monthly average net increase of 4G customers was over 19 million, pushing the total number of 4G customers to 429 million. 4G penetration rate of our mobile customers attained 51.2% while the Net Promoter Score, which measures the likelihood of customer recommendation, is industry-leading. In addition, the accelerated development of 4G capability and the level of adoption has brought growth in both data traffic and customer spending. During the period, 4G network handset data traffic as a percentage of the total handset data traffic increased to 88.0%. 4G DOU has increased by 31.9%, driving the growth in mobile ARPU. Data traffic reached a record-high level during the period.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	03

Chairman’s Statement

However, we cannot rest on our laurels in this strategically important area for our customers, our Company and our industry. We are sure to see increased 4G competition as a number of rival providers are collaborating in network expansion and increasing marketing efforts. Taking all these into perspective, the Company has planned to maintain what we deem sufficient levels of marketing expense in 4G for the rest of 2016 in order to maintain our lead in the market.

DATA TRAFFIC REACHES A NEW MILESTONE

During this reporting period, wireless data traffic revenue has for the first time exceeded traditional business (including voice and SMS/MMS) and is now notably the biggest revenue source for China Mobile.

Internet access is becoming an indispensable commodity but at the same time the catalyst for economic and social development, driving up demand for a wider range of information services. For the Company, this clearly means growth opportunities, but also the need for continued service improvement and a relentless focus on customer experience. During the first half of the year the Company has been exploring this dual agenda of increasing the value of its data traffic business while meeting community and end- user needs better. This focused effort managed to successfully generate growth in both volume and revenue from data traffic.

Leveraging our innovative operating model, offering a bigger range of products and supplying our data services to an ever-expanding customer base, China Mobile has been able to find a balance between charging lower fees, generating higher traffic volumes and still keeping the value of our services. The data traffic business performed strongly in the first half of 2016. Handset data traffic increased by 133.9% year-on-year, while wireless data traffic revenue increased by 39.7%, rising to 43.3% of the total telecommunications services revenue.

There will be some challenges in data services that we are very aware of, in particular traffic profitability and growth bottleneck. Our future strategy will be a continued focus on data traffic business through enriching our service offerings and maximising the value of our services in order to boost revenue as far as possible from information services. Sustaining the success in data services will be a bedrock for China Mobile, while at the same time allowing the Company to transform to higher-value business areas in the future.

04	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Chairman’s Statement

HIGH QUALITY WIRELINE BROADBAND

China’s goal of becoming a “Cyberpower” has created huge development potential in the communications industry. The Company is exploring ways of sharpening its edge in wireline broadband that provides synergies with the other business lines, and improving our full service capacity. In the first half of 2016, China Mobile has seen a satisfactory level of growth in the number of wireline broadband customers, with a net increase of 10.81 million and the total number of customers reaching 65.84 million. The broadband business line is starting to show its value potential.

China Mobile adopted the high-end approach to the development of its wireline broadband business, with an aim to grow our capability in household digital services. Emphasising our brand values, our key products will provide a minimum bandwidth of over 50M as standard, giving premium quality to our customers. We truly believe that our approach will promote strong and sustainable development of the wireline broadband business, hence benefiting the industry as a whole.

In the second half of 2016, the Company will work on developing a smart home gateway under the China Mobile brand. This will be a crucial step in structuring our household digital service offerings and smart home product development plan. We see that there is significant potential in this area and China Mobile should work on obtaining a market leading position.

PROACTIVELY EXPANDING DIGITAL SERVICES

The Chinese government’s “Internet+” initiative, which aims to integrate the Internet with a range of traditional businesses in order to generate new opportunities, is another area of potential development for the communications industry. The Company has focused on building connections with corporate customers in the ICT (information and communication technology) market. We supported the growth of the businesses by helping them build out their information systems and facilitating the application of these developments in their industries. In the first half of 2016, we served over 3 million corporate customers. Telecommunications and informatisation services saw high growth in revenue, with IDC (Internet Data Centres) and data dedicated line revenue growing by 65.9% and 47.7% respectively. Revenue from corporate telecommunications and informatisation services equates to approximately one-third of the total market in China.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	05

Chairman’s Statement

Our digital services are still at an early stage of development and more effort will be needed to drive new products and further strengthen our capabilities. Our business arms that are specialising in the development of designated professional services and emerging innovations have been making progress in the areas of mobile Internet, IoT (Internet of Things), cloud computing and big data. This is with a view to creating more synergy between our cloud resources and existing applications, while deepening our strength in data analytics and big data applications in order to uncover new sources of revenue growth. In the first half of 2016 we had over 80 million connections to the IoT. We would expect to see this number grow further during the rest of the year.

We understand the importance of building up our own capability and streamlining our own systems. In response to the government’s policy in promoting mass entrepreneurship and innovation, the Company encourages employees to participate in internal innovation incubators. Our professional business arms mentioned above and R&D centres are the core elements of this innovative drive, which will be focused on enhancing our core capabilities and product range. We will continue to implement necessary organisational and system reforms to promote technology and business innovation that is driven by market needs.

We recognised the huge potential, both now and in the future, of mobile Internet and industrial IoT businesses and planned to establish an open source platform for external developers from different industries to share their innovation with end users. Internally this will benefit us as it will pool substantial industry resources on our platform, and enable vertical integration of technology developers and end customers to create a well-balanced business ecosystem.

REGULATORY POLICIES

The Company has rolled out a number of measures since the second half of 2015 in response to the “speed upgrade and tariff reduction” regulatory initiative. Some of the key considerations expressed by the government when formulating regulatory policies are the lowering of tariffs and upgrade of networks. This will be carried out primarily through promoting healthy market competition while working to encourage industry players to improve their efficiency, all with the ultimate result of driving economic growth.

We will maintain regular communications with the regulators on the anticipated cancellation of long- distance and roaming tariffs. We will be proactive in meeting public expectation by migrating voice call tariff plans to flat rate packages and adjusting the tariffs in a balanced and orderly manner to satisfy market demand. This will also serve to enhance our competitiveness and speed up our transformation further up the value chain. We are keen to share our technology and network advancement with our customers and find the sweet spot between their needs and our short and long-term development plans.

06	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Chairman’s Statement

In addition, we are fully aware of the recent regulatory developments including the license granted to China Broadcasting Network, and the permissions to refarm the 2G/3G spectrums provided to some operators. We will closely monitor these ongoing developments and ensure that we grow in accordance with the industry regulations as well as meeting our responsibility to actively cultivate a sustainable ecosystem for the entire industry to prosper.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

Good corporate governance is one of the key elements of our continuing success. We endeavour to establish a sound and transparent governance system and continue to improve it to ensure consistent high levels of corporate governance throughout the business. We value effective two-way communications with the investment community to ensure clarity and mutual understanding. Our effort and commitment towards corporate governance and quality management has earned us a rise in the Forbes Global 2000 list this year from 20th to 18th position.

We are fully committed to our social responsibility while continuing to provide quality products and services for all of our customers. China Mobile has been proudly involved with a range of social initiatives that include working towards narrowing the digital gap, safeguarding emergency communications, caring for the underprivileged, enhancing information security, as well as energy saving and emission reduction. Our efforts in the community have been widely recognised.

FULL YEAR OUTLOOK

This is a milestone year for the implementation of our Big Connectivity strategy that sees the Company expanding its connection to the Internet of Everything, and is therefore crucial in our fundamental shift of business focus to capturing future growth. We remain committed to expanding our network, furthering connectivity scale, optimising services and strengthening applications within our network as we lay the foundations for the next stage of development of China Mobile.

The results show that we have experienced a good first half of 2016. However, competition around 4G business, the continued expansion of Internet companies into the communications industry, new regulatory policies and our change of business focus will all pose risks to our existing operations. The management knows that they must concentrate efforts on these areas by speeding up the business transformation in order to capture first-mover advantage in the emerging areas and always be on the front foot when it comes to the development of the Company.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	07

Chairman’s Statement

Our current strategy has the dual aspects of consolidation and future growth. For consolidation, we will be further building on our 4G advantages and increasing our 4G customers proportion. Our high- end approach with regards to wireline broadband will be maintained. We will challenge ourselves to obtain a one-third market share in the ICT business through expansion of our corporate customer base. In terms of future growth, we will take a longer-term perspective, looking towards our digital services and increasing the revenue by understanding the important role that this business line will play for the Company in the future.

As we have always done, we will take a level-headed approach to market competition. We truly believe that reasonable competition benefits the wider development of the industry, and that the sustainable growth of individual companies relies on the health of the whole. We will mainly compete through enhancing the value of our existing customers and maintaining our focus on the furthering of the communications industry for mutual benefit. Our ultimate goal is to strike a balance between the interests of our customers, our shareholders and the public, as well as regulatory requirements when we are striving to meet our short-term goals and formulating long-term plans.

For the rest of 2016, we remain committed to creating value for our shareholders and strengthening our market position to ensure that we maintain our lead in terms of profitability when compared to our peers.

Dr. Lo Ka Shui resigned from the position of independent non-executive director in May 2016 after serving the Board for 15 years. On behalf of the Board, I would like to express our heartfelt gratitude to Dr. Lo for his invaluable contribution to the Company over the years.

Finally, I would like to thank my fellow Board members and colleagues for their remarkable dedication. We have achieved encouraging results in the first half of 2016 and I look forward to working closely with all of them to create more success for our customers, shareholders and community in the period ahead.

Shang Bing

Chairman

Hong Kong, 11 August 2016

08	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Financial Review

OPERATING REVENUE

In the first half of 2016, the Group’s operating revenue recorded a gratifying growth and was RMB370.4 billion, up by 7.1% over the same period last year, of which revenue from telecommunications services reached RMB325.4 billion, up by 6.9% over the same period last year. Driven by the rapid development of 4G business, data services continued to maintain a positive growth momentum with revenue of RMB195.2 billion, up by 26.7% over the same period last year, and its contribution to the revenue from telecommunications services increased to 60.0%. The Group’s revenue structure was further optimized, of which revenue from wireless data traffic reached RMB140.9 billion, up by 39.7% over the same period last year, and became the primary contributor exceeding the revenue from traditional business. Revenue from wireline broadband services was RMB12.0 billion, up by 32.8% over the same period last year.

OPERATING EXPENSES

At the key stage of its transformational development and optimization of 4G network infrastructure, the Group adhered to the principle of “forward-looking planning, effective resource allocation, rational investment and refined management”, invested resources in fields which are conducive to increasing core competitiveness and facilitating long-term sustainable healthy development, and put various resources to the best use by optimizing utilization efficiency and effectiveness. In the first half of 2016, the Group’s operating expenses were RMB304.2 billion, up by 7.5% over the same period last year and representing 82.1% of operating revenue.

With respect to asset-related costs, as a result of the transfer of telecommunications towers and adjustments to the Group’s operating model, depreciation expenses increased by 0.3% for the first half of 2016. Pursuant to the relevant agreement with China Tower, usage fees for the telecommunications towers were RMB15.1 billion, which was the main reason for the increase in leased lines and network assets expenses.

With respect to selling expenses, the Group further promoted the transformation of its marketing and sales model, optimized the structure of its selling expenses and utilized big data for precision marketing, thereby boosting its marketing efficiency significantly. In the first half of 2016, selling expenses were down by 7.4% over the same period last year.

With respect to personnel expenses, the Group continued to adjust its personnel structure and enhance the effectiveness of its salary incentives. The employee benefit and related expenses increased accordingly. As of 30 June 2016, the total number of employees and labor sourced by third parties was 493,000. Employee benefit and related expenses for the first half of 2016 were RMB38.4 billion, representing 10.4% of operating revenue.

PROFITABILITY

The Group further reinforced cost reduction and efficiency enhancement, deepened the transformation of its marketing and sales model and enhanced its resources utilization efficiency, and the results are positive with favorable profitability being continuously maintained. In the first half of 2016, profit attributable to equity shareholders was up by 5.6% over the same period last year to RMB60.6 billion, and the margin of profit attributable to equity shareholders was 16.4%. EBITDA increased by 2.9% over the same period last year to RMB134.4 billion, and EBITDA margin was 36.3%. EBITDA represented 41.3% of revenue from telecommunications services.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	09

Financial Review

CAPITAL EXPENDITURE

In order to further consolidate its leading advantages in 4G networks and effectively support the rapid development of its data traffic business, the Group actively promoted the optimization of 4G network infrastructure, improved its network quality and optimized its investment directions in order to ensure investment effectiveness. In the first half of 2016, the Group’s capital expenditure was RMB83.0 billion, representing 25.5% of revenue from telecommunications services, of which RMB46.2 billion was invested in 4G networks, funded primarily by cash generated from operations.

CAPITAL STRUCTURE

The financial position of the Group continued to remain at a sound level. As of 30 June 2016, total debt to total book capitalization ratio (with total book capitalization representing the sum of total debt and total equity attributable to equity shareholders) was approximately 0.5%, and the borrowings of the Group totaled RMB5.0 billion, all made at fixed interest rates. The effective annual average interest rate of the borrowings of the Group was approximately 4.56% in the first half of 2016.

FINANCIAL POLICIES AND CASH FLOW

Amidst the complex operating environment and investment pressure, the Group continued to maintain a healthy cash flow as a result of stable and favorable growth in its business operations and revenue, refined cost control and the continuous effect of economies of scale. Free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) was RMB60.9 billion for the six months ended 30 June 2016. As of 30 June 2016, the Group’s total cash and bank balances were RMB436.9 billion, of which 98.6%, 0.5% and 0.9% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

The Group will consistently uphold prudent financial policies and strictly monitor and control financial risks in order to maintain a healthy cash flow generating capability as well as value preservation and enhancement capabilities. In addition, the Group will focus on scientific resource allocation, maintain a healthy structure and level of debt and reinforce and develop favorable economic benefits in order to continuously create value for its shareholders.

10	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2016

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2016	2015
			As restated
			(Note 2)
	Note	Million	Million
Operating revenue	5
Revenue from telecommunications services		325,423	304,281
Revenue from sales of products and others		44,928	41,410

		370,351	345,691
Operating expenses
Leased lines and network assets		21,699	8,366
Interconnection		10,937	10,906
Depreciation		68,118	67,899
Employee benefit and related expenses	6	38,446	36,533
Selling expenses		30,939	33,407
Cost of products sold		46,505	43,426
Other operating expenses		87,576	82,484

		304,220	283,021

Profit from operations		66,131	62,670
Other gains Interest		550	820
income Finance		7,622	7,448
costs		(114)	(244)
Share of profit of investments accounted for using the equity method		4,615	3,633

Profit before taxation	7	78,804	74,327
Taxation	8	(18,186)	(16,926)

PROFIT FOR THE PERIOD		60,618	57,401
Other comprehensive income/(loss) for the period that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of overseas entities		239	(14)
Share of other comprehensive (loss)/income of associates		(485)	167

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		60,372	57,554

CHINA MOBILE LIMITED | INTERIM REPORT 2016	11

Interim Financial Information (Continued)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2016

(Expressed in RMB)

			Six months ended 30 June
			2016	2015
				As restated
				(Note 2)
	Note		Million	Million
Profit attributable to:
Equity shareholders of the Company			60,572	57,336
Non-controlling interests			46	65

PROFIT FOR THE PERIOD			60,618	57,401

Total comprehensive income attributable to:
Equity shareholders of the Company			60,326	57,489
Non-controlling interests			46	65

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			60,372	57,554

Earnings per share – Basic	10	(a)	RMB2.96	RMB2.80

Earnings per share – Diluted	10	(b)	RMB2.96	RMB2.80

EBITDA (RMB million)			134,350	130,615

The notes on pages 17 to 37 are an integral part of this interim financial information.

12	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2016

(Expressed in RMB)

		As at	As at
		30 June	31 December
		2016	2015
	Note	Million	Million
Assets
Non-current assets
Property, plant and equipment	11	580,555	585,631
Construction in progress	11	106,294	88,012
Land lease prepayments and others		26,582	26,773
Goodwill		35,343	35,343
Other intangible assets		768	768
Investments accounted for using the equity method	12	120,551	115,933
Deferred tax assets		34,818	25,423
Proceeds receivable for the transfer of Tower Assets	13	56,942	56,737
Restricted bank deposits	14	3,691	4,575
Other financial assets		3	3

		965,547	939,198
Current assets
Inventories		6,947	9,994
Accounts receivable	15	22,146	17,743
Other receivables	16	17,910	26,186
Prepayments and other current assets	16	11,767	11,427
Amount due from ultimate holding company	17	232	247
Tax recoverable		649	746
Available-for-sale financial assets	18	32,460	19,167
Restricted bank deposits	14	10	15
Bank deposits	19	337,359	323,330
Cash and cash equivalents	20	95,800	79,842

		525,280	488,697

Total assets		1,490,827	1,427,895

CHINA MOBILE LIMITED | INTERIM REPORT 2016	13

Interim Financial Information (Continued)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2016

(Expressed in RMB)

		As at	As at
		30 June	31 December
		2016	2015
	Note	Million	Million
Equity and liabilities
Liabilities
Current liabilities
Accounts payable	21	233,490	243,579
Bills payable		1,391	645
Deferred revenue		72,735	78,100
Accrued expenses and other payables		203,242	163,404
Amount due to ultimate holding company	17	285	7,276
Current taxation		13,202	8,034

		524,345	501,038
Non-current liabilities
Interest-bearing borrowings – non-current	22	4,996	4,995
Deferred revenue – non-current		1,288	1,291
Deferred tax liabilities		192	203

		6,476	6,489

Total liabilities		530,821	507,527
Equity
Share capital	23	402,130	402,130
Reserves		554,798	515,206

Total equity attributable to equity shareholders of the Company		956,928	917,336
Non-controlling interests		3,078	3,032

Total equity		960,006	920,368

Total equity and liabilities		1,490,827	1,427,895

The notes on pages 17 to 37 are an integral part of this interim financial information.

14	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2016

(Expressed in RMB)

		Attributable to equity shareholders of the Company
					PRC			Non-
	Share	Capital	General	Exchange	statutory	Retained		controlling	Total
	capital	reserve	reserve	reserve	reserves	profits	Total	interests	equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million
As at 1 January 2015 (As previously reported)	400,737	(294,992)	72	(761)	258,918	492,602	856,576	2,067	858,643
Adjusted for business combination under common control (note 2)	—	63,038	—	(7)	24	(32,715)	30,340	—	30,340

As at 1 January 2015 (As restated)	400,737	(231,954)	72	(768)	258,942	459,887	886,916	2,067	888,983
Changes in equity for the six months ended 30 June 2015:
Profit for the period	—	—	—	—	—	57,336	57,336	65	57,401
Other comprehensive income/(loss)	—	167	—	(14)	—	—	153	—	153

Total comprehensive income/(loss)for the period	—	167	—	(14)	—	57,336	57,489	65	57,554
Dividends to equity shareholders (note 9(b))	—	—	—	—	—	(22,283)	(22,283)	(21)	(22,304)
Shares issued under share option scheme	1,376	(365)	—	—	—	—	1,011	—	1,011
Transfer to PRC statutory reserves	—	—	—	—	17	—	17	—	17

As at 30 June 2015 (As restated)	402,113	(232,152)	72	(782)	258,959	494,940	923,150	2,111	925,261

As at 1 January 2016	402,130	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368
Changes in equity for the six months ended 30 June 2016:
Profit for the period	—	—	—	—	—	60,572	60,572	46	60,618
Other comprehensive (loss)/income	—	(485)	—	239	—	—	(246)	—	(246)

Total comprehensive (loss)/income for the period	—	(485)	—	239	—	60,572	60,326	46	60,372
Dividends to equity shareholders (note 9(b))	—	—	—	—	—	(20,764)	(20,764)	—	(20,764)
Transfer to PRC statutory reserves	—	—	—	—	30	—	30	—	30

As at 30 June 2016	402,130	(264,774)	72	74	279,514	539,912	956,928	3,078	960,006

The notes on pages 17 to 37 are an integral part of this interim financial information.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	15

Interim Financial Information (Continued)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended 30 June 2016

(Expressed in RMB)

	Six months ended 30 June
	2016	2015
		As restated
		(Note 2)
	Million	Million
Net cash generated from operating activities	143,899	129,228
Net cash used in investing activities	(100,182)	(76,084)
Net cash used in financing activities	(27,866)	(21,436)

Net increase in cash and cash equivalents	15,851	31,708
Cash and cash equivalents as at 1 January	79,842	73,812
Effect of changes in foreign exchange rate	107	(53)

Cash and cash equivalents as at 30 June	95,800	105,467

The notes on pages 17 to 37 are an integral part of this interim financial information.

16	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in Mainland China and in Hong Kong (For the purpose of preparing the unaudited condensed consolidated interim financial information, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Corporation (“CMCC”). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 23 October 1997 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 22

October 1997.

The unaudited condensed consolidated interim financial information was approved for issuance on 11 August 2016.

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). PwC’s unmodified independent review report to the board of directors is included on pages 38 to 39 of this interim report.

The financial information relating to the year ended 31 December 2015 that is included in the unaudited condensed consolidated interim financial information for the six months ended 30 June 2016 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

CHINA MOBILE LIMITED | INTERIM REPORT 2016	17

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION (CONTINUED)

The Company has delivered the financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

2	BASIS OF PREPARATION

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2016 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to- date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2015 Annual Report and there have been no significant changes in the financial risk management policies for the six months ended 30 June 2016.

The Group’s unaudited condensed consolidated interim financial information contains explanations of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2015. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

18	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

2	BASIS OF PREPARATION (CONTINUED)

Acquisition of Target Assets and Businesses from China Tietong

Telecommunications Corporation

On 27 November 2015, China Mobile TieTong Company Limited (“CM TieTong”), a wholly-owned subsidiary of the Company, entered into an acquisition agreement with China Tietong Telecommunications Corporation (“TieTong”), a wholly-owned subsidiary of CMCC, under which CM TieTong has agreed to acquire, and TieTong has agreed to sell, certain assets, businesses and related liabilities as well as its related employees in relation to the fixed-line telecommunications operations (“Target Assets and Businesses”). The final consideration for the acquisition of the Target Assets and Businesses based on the acquisition agreement was RMB31,967,000,000. The acquisition was completed on 31 December 2015.

The acquisition of the Target Assets and Businesses was considered as a business combination under common control as CM TieTong and the Target Assets and Businesses are both ultimately controlled by CMCC.

Under IFRSs and HKFRSs, the acquisition of the Target Assets and Businesses was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by HKICPA. Accordingly, the acquired Target Assets and Businesses are stated at predecessor values, and were included in the unaudited condensed consolidated interim financial information from the beginning of the earliest period presented as if the Target Assets and Businesses acquired had always been part of the Group. As a result, the Group has restated the comparative amounts of the unaudited condensed consolidated statement of comprehensive income for the six months ended 30 June 2015 by including the operating results of Target Assets and Businesses and eliminating its transactions with the Target Assets and Businesses.

The details of the acquisition and the reconciliation of the effect arising from the common control combination in connection with the acquisition of Target Assets and Businesses were set out in the financial statements included in the Company’s 2015 Annual Report.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	19

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

3	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2015.

The following amended and annual improved standards are mandatory for the first time for the Group’s financial year beginning 1 January 2016 and are applicable for the Group:

Amendment to IFRS/HKFRS 11, “Joint Arrangements” Amendment to IAS/HKAS 16, “Property, Plant and Equipment” Amendment to IAS/HKAS 38, “Intangible Assets”

Amendment to IFRS/HKFRS 10, “Consolidated Financial Statements”

Amendment to IAS/HKAS 27, “Separate Financial Statements”

Annual Improvement to IFRSs/HKFRSs 2012-2014 cycle

The adoption of the above amended standards did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning after 1 January 2016 and have not been early adopted by the Group. Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

4	SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

20	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

5	OPERATING REVENUE

	Six months ended 30 June
		2015
	2016	As restated
	Million	Million
Revenue from telecommunications services
Voice services	120,437	140,313
Data services	195,173	154,007
Others	9,813	9,961

	325,423	304,281
Revenue from sales of products and others	44,928	41,410

	370,351	345,691

6	EMPLOYEE BENEFIT AND RELATED EXPENSES

	Six months ended 30 June
	2016 Million	2015 As restated Million
Salaries, wages, labor service expenses and other benefits	34,030	33,481
Retirement costs: contributions to defined contribution retirement plans	4,416	3,052

	38,446	36,533

CHINA MOBILE LIMITED | INTERIM REPORT 2016	21

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

7	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging the following items included in Other Operating Expenses:

	Six months ended 30 June
	2016 Million	2015 As restated Million
Maintenance	30,548	29,917
Impairment loss for doubtful accounts	2,082	2,959
Amortization of other intangible assets	101	46
Operating lease charges
– land and buildings	6,978	6,897
– others	2,688	2,534

8	TAXATION

			Six months ended 30 June
	Note		2016 Million	2015 As restated Million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(i	)	163	87
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(ii	)	27,433	24,192

			27,596	24,279
Deferred tax
Origination and reversal of temporary differences	(iii	)	(9,410)	(7,353)

			18,186	16,926

22	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

8	TAXATION (CONTINUED)

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2016 (for the six months ended 30 June 2015: 16.5%).
(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2016 (for the six months ended 30 June 2015: 25%). Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (for the six months ended 30 June 2015: 15%).
(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.
(iv)	On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

9	DIVIDENDS

(a)	Dividends attributable to the period

	Six months ended 30 June
	2016 Million	2015 Million
Ordinary interim dividend declared after the balance sheet date of HK$1.489 (equivalent to approximately RMB1.273) (2015: HK$1.525 (equivalent to approximately RMB1.203)) per share	26,057	24,624

The 2016 ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1=RMB0.85467, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2016. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2016.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	23

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

9	DIVIDENDS (CONTINUED)

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2016 Million	2015 Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.196 (equivalent to approximately RMB1.002) (2015: HK$1.380 (equivalent to approximately RMB1.089)) per share	20,764	22,283

10	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2016 is based on the profit attributable to equity shareholders of the Company of RMB60,572,000,000 (for the six months ended 30 June 2015: RMB57,336,000,000) and the weighted average number of 20,475,482,897 shares (for the six months ended 30 June 2015: 20,471,012,718 shares) in issue during the six months ended 30 June 2016.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2016 is based on the profit attributable to equity shareholders of the Company of RMB60,572,000,000 (for the six months ended 30 June 2015: RMB57,336,000,000) and the weighted average number of 20,475,482,897 shares (for the six months ended 30 June 2015: 20,479,980,850 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2016 Number of shares	2015 Number of shares
Weighted average number of shares in issue during the period	20,475,482,897	20,471,012,718
Dilutive equivalent shares arising from share options	—	8,968,132

Weighted average number of shares (diluted) during the period	20,475,482,897	20,479,980,850

24	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

11	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

(a)	Acquisition of property, plant and equipment and construction in progress During the six months ended 30 June 2016, the Group acquired items of property, plant and equipment and construction in progress with a cost of RMB82,774,000,000 (for the six months ended 30 June 2015: RMB69,765,000,000).

(b)	Write off of property, plant and equipment

Property, plant and equipment with a net book value of approximately RMB440,000,000 were written off during the six months ended 30 June 2016 (for the six months ended 30 June 2015: approximately RMB770,000,000).

12	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the unaudited condensed consolidated balance sheet are as follows:

	As at 30 June 2016 Million	As at 31 December 2015 Million
Associates	119,767	115,558
Joint ventures	784	375

	120,551	115,933

CHINA MOBILE LIMITED | INTERIM REPORT 2016	25

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

12	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

Details of major associates are as follows:

Name of associate	Note		Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal Activity
Unlisted company
China Tower Corporation Limited (“China Tower”)			PRC	38%	Construction, maintenance and operation of telecommunications towers
Listed company
Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	(i	)	PRC	19%	Provision of banking services
IFLYTEK Co., Ltd. (“IFLYTEK”)			PRC	14%	Provision of Chinese speech and language technology products and services
True Corporation Public Company Limited (“True Corporation”)	(ii	)	Thailand	18%	Provision of telecommunications services

Note:

(i)	The Group’s shareholding percentage in SPD Bank has been diluted from 20.00% to 18.98% as a result from SPD Bank’s issuance of new ordinary shares to other companies in March 2016.
(ii)	In June 2016, the Group completed the subscription of additional 1,510 million new ordinary shares issued by True Corporation at the price of Baht7.15 per share with a total consideration of approximately Baht10.8 billion (equivalent to approximately RMB2.0 billion). Upon the completion of the subscription, the Group’s shareholding percentage in True Corporation remains unchanged.

26	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

12	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

The fair values of the interests in SPD Bank, IFLYTEK and True Corporation are disclosed as follows:

	As at 30 June 2016		As at 31 December 2015
	Carrying amount Million	Fair value Million	Carrying amount Million	Fair value Million
Interest in listed associates
– SPD Bank	68,218	63,896	66,411	68,160
– IFLYTEK	1,708	5,887	1,705	6,639
– True Corporation	7,509	8,170	5,496	5,339

	77,435	77,953	73,612	80,138

The fair values of interest in SPD Bank, IFLYTEK and True Corporation are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs. As at 30 June 2016, the fair values of interest in IFLYTEK and True Corporation were above their carrying amount. As at 30 June 2016, the fair value of investment in SPD Bank was RMB63,896,000,000 (as at 31 December 2015: RMB68,160,000,000), below its carrying amount by approximately 6.3% (as at 31 December 2015: exceeding by approximately 2.6%). Since the decline in the fair value of investment in SPD Bank is not significant or prolonged, there was no objective evidence of impairment as at 30 June 2016.

The management has determined that there was no impairment indicator of the Group’s interests in other associates as at 30 June 2016 and 31 December 2015.

In 2015, China Mobile Communication Co., Ltd. (“CMC”), together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). CMC committed to invest RMB1,500,000,000 in cash, which represents 58.8% equity interest in the Fund. As at 30 June 2016, CMC has contributed RMB721,000,000 to the Fund and has a commitment to invest RMB779,000,000 to the Fund upon the request by the Fund.

There are no contingent liabilities relating to the Group’s interest in the joint ventures.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	27

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

13	PROCEEDS RECEIVABLE FOR THE TRANSFER OF TOWER ASSETS

On 31 October 2015, CMC completed the transfer of its telecommunications towers and related assets (“Tower Assets”) to China Tower. In return, China Tower issued 45,151,000,000 equity shares at a par value of RMB1 per share to CMC. In addition, China Tower shall pay CMC the remaining cash consideration of RMB57,585,000,000, within which China Tower has made the first payment of RMB5,000,000,000 in February 2016. The remaining balance of cash consideration amounting to RMB52,585,000,000 is deferred and to be settled before 31 December 2017. In addition, China Tower will pay interest associated with the unpaid cash consideration to CMC from 1 November 2015 at a pre-determined interest rate, which is 90% of the financial institution’s one year benchmark lending rate announced by the People’s Bank of China (“PBOC”) on the completion date of the transaction, i.e. 31 October 2015.

The details of the transfer of Tower Assets were set out in the financial statements included in the

Company’s 2015 Annual Report.

On 8 July 2016, CMC and China Tower finalised the leasing and pricing arrangement in relation to the lease of telecommunications towers and related assets, and entered into an agreement accordingly (the “Lease Agreement”). Pursuant to the Lease Agreement which covers a period of five years, the respective provincial companies of CMC and China Tower will enter into provincial company service agreements for the leasing of individual tower based on their actual service requirements.

14	RESTRICTED BANK DEPOSITS

			As at 30 June 2016			As at 31 December 2015
	Note		Non- current assets Million	Current assets Million	Total Million	Non- current assets Million	Current assets Million	Total Million
Restricted bank deposits
– Statutory deposit reserves	(i	)	3,689	—	3,689	4,526	—	4,526
– Pledged bank deposits	(ii	)	2	10	12	49	15	64

			3,691	10	3,701	4,575	15	4,590

Note:

(i)	The statutory deposit reserves are deposited by China Mobile Finance Company Limited (“China Mobile Finance”) with PBOC as required, which are not available for use in the Group’s daily operations.
(ii)	As at 31 December 2015, non-current pledged bank deposits are primarily related to the performance bonds issued by banks in favor of the Office of the Communications Authority of Hong Kong, in order to secure China Mobile Hong Kong Company Limited’s due performance of network and service rollout requirement in or before 2017 and 2018, respectively. China Mobile Hong Kong Company Limited fulfilled its due performance in 2016.

28	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

15	ACCOUNTS RECEIVABLE

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at 30 June 2016 Million	As at 31 December 2015 Million
Within 30 days	11,280	10,343
31-60 days	2,825	2,082
61-90 days	1,923	1,457
Over 90 days	6,118	3,861

	22,146	17,743

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from certain corporate customers and other telecommunications operators that are within credit term.

Accounts receivable are expected to be recovered within one year.

16	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables comprise certain items which are expected to be recovered within one year, primarily including interest receivable from banks, utilities deposits and rental deposits, and short-term loans of RMB3,000,000,000 granted to other companies through China Mobile Finance at the interest rate agreed by each party with reference to the market interest rate.

Prepayments and other current assets primarily consist of rental prepayments.

As at 30 June 2016 and 31 December 2015, there were no significant overdue amounts for other receivables.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	29

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

17	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As at 30 June 2016, amount due to ultimate holding company comprises the short-term deposits of CMCC in China Mobile Finance amounting to RMB173,000,000 (31 December 2015: RMB7,274,000,000) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at 30 June 2016 Million	As at 31 December 2015 Million
Wealth management products issued by banks	32,460	19,167

The available-for-sale financial assets represent wealth management products issued by banks, which will mature within one year. As at 30 June 2016, the carrying amount approximated the fair value (level

3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)). The fair values are based on cash flow discounted using the judgement that expected return will be obtained upon maturity.

19	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.

20	CASH AND CASH EQUIVALENTS

	As at 30 June 2016 Million	As at 31 December 2015 Million
Bank deposits with original maturity within three months	28,260	7,312
Cash at banks and in hand	67,540	72,530

	95,800	79,842

30	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

21	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 30 June 2016 Million	As at 31 December 2015 Million
Due within 1 month or on demand	193,507	205,724
Due after 1 month but within 3 months Due after	18,840	17,002
3 months but within 6 months Due after 6 months	8,010	8,980
but within 9 months Due after 9 months but within	4,926	3,488
12 months	8,207	8,385

	233,490	243,579

All of the accounts payable are expected to be settled within one year or are repayable on demand.

22	INTEREST-BEARING BORROWINGS

	As at 30 June 2016 Million	As at 31 December 2015 Million
Bonds	4,996	4,995

As at 30 June 2016 and 31 December 2015, the bonds represent the balance of fifteen-year guaranteed bonds issued by China Mobile Group Guangdong Co., Ltd., a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds are unsecured and bear interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	31

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

23	SHARE CAPITAL

Ordinary shares, issued and fully paid:

	Number of shares	HK$ million	Equivalent RMB million
As at 1 January 2016 and 30 June 2016	20,475,482,897	382,263	402,130

No options were outstanding as at 30 June 2016 and 31 December 2015.

No share options were granted to the directors of the Company or other employees of the Group or lapsed during the six months ended 30 June 2016 and 2015.

24	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”) for the six months ended 30 June 2016 and 2015. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Since the acquisition of Target Assets and Businesses from TieTong has been accounted for using merger accounting in accordance with AG 5, the transactions between the Group and TieTong (note 2) for the six months ended 30 June 2015 were eliminated and not disclosed as related party transactions in the unaudited condensed consolidated interim financial information.

			Six months ended 30 June
	Note		2016 Million	2015 As restated Million
Telecommunications services revenue	(i	)	25	249
Property leasing and management services revenue	(ii	)	61	67
Property leasing and management services charges	(ii	)	435	376
Network assets leasing charges	(iii	)	1,372	2,331
Network capacity leasing charges	(iii	)	1,594	2,304
Entrusted loans received	(iv	)	—	7,345
Entrusted loans repaid	(iv	)	—	7,345
Short-term bank deposits received	(iv	)	173	164
Short-term bank deposits repaid	(iv	)	7,274	181
Interest expenses	(iv	)	5	103

32	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

24	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

Note:

(i)	The amounts represent telecommunications services settlement received/receivable from CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services, and installation and maintenance services in respect of transmission towers.

(ii)	The amounts represent the rental and property management fees received/receivable from or paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(iii)	The amounts represent the network assets leasing settlement paid/payable to CMCC Group, and the TD-SCDMA network capacity charges paid/payable to CMCC Group based on the actual usage of the network capacity.

(iv)	The amounts represent the entrusted loans/bank deposits received from or repaid to CMCC and interest expenses paid/ payable to CMCC in respect of the entrusted loans/bank deposits.

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amounts due from/to ultimate holding company, are included in the following accounts captions summarized as follows:

	As at 30 June 2016 Million	As at 31 December 2015 Million
Accounts receivable	473	558
Other receivables	259	519
Accounts payable	4,533	4,564
Accrued expenses and other payables	234	181

The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	33

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

24	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates of the Group and of CMCC Group

The Group has entered into transactions with associates over which the Group or CMCC Group can exercise significant influence. The major transactions entered into by the Group and the associates and amounts due from/to the associates are as follows:

	Note		As at 30 June 2016 Million	As at 31 December 2015 Million
Bank deposits			38,818	33,888
Available-for-sale financial assets			12,900	9,300
Interest receivable	(i	)	2,231	1,187
Accounts payable			267	358
Accrued expenses	(ii	)	18,493	5,563
Other payable			410	128
Proceeds receivable for the transfer of Tower Assets (note 13)			56,942	56,737
Other receivables	(iii	)	3,348	8,907

			Six months ended 30 June
	Note		2016 Million	2015 As restated Million
Interest income	(i	)	1,765	667
Mobile telecommunications services revenue	(iv	)	312	73
Mobile telecommunications services charges	(v	)	422	389
Charges for use of tower assets	(ii	)	15,087	—
Dividend income			1,945	2,842
Property leasing and management services revenue	(vi	)	1	3

34	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

24	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates of the Group and of CMCC Group (Continued)

Note:

(i)	Interest receivable and interest income primarily represent interest earned from deposits placed with SPD Bank, which interest rate is determined in accordance with the benchmark interest rate published by PBOC and the interest earned regarding the proceeds receivable for the transfer of Tower Assets (note 13).

(ii)	The amounts represent the charges payable to China Tower for the use of relevant tower assets (note 13).

(iii)	Other receivables represent the short-team loans granted by China Mobile Finance to China Tower and amounts due from China Tower. The loans will mature by December 2016.

(iv)	The amount represents the mobile telecommunications services revenue received/receivable from SPD Bank and China Tower.

(v)	The amount represents the mobile telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of CMCC Group.

(vi)	The amount represents the property leasing services revenue received/receivable from SPD Bank.

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government- related entities”).

Apart from transactions with CMCC Group (note 17 and 24(a)) and associates (note 24(c)) and the transaction to establish the Fund (note 12), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

•	rendering and receiving telecommunications services, including interconnection revenue/charges

•	purchasing of goods, including use of public utilities

•	placing of bank deposits

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	35

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

25	FAIR VALUES

All financial instruments are carried at amounts not materially different from their fair values at the balance sheet dates except as follow:

	As at 30 June 2016		As at 31 December 2015
	Carrying amount Million	Fair value Million	Carrying amount Million	Fair value Million
Interest-bearing borrowings – bonds	4,996	5,125	4,995	5,150

The fair values of bonds are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

26	COMMITMENTS

(a)	Capital commitments

The Group’s capital expenditure contracted for as at the balance sheet dates but not provided in the unaudited condensed consolidated interim financial information were as follows:

	As at 30 June 2016 Million	As at 31 December 2015 Million
Land and buildings	9,420	9,054
Telecommunications equipment	35,094	25,612

	44,514	34,666

36	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Interim Financial Information (Continued)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

26	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

The Group’s total future minimum lease payments under non-cancellable operating leases as at the balance sheet dates are as follows:

	Land and buildings Million	Leased lines and network assets Million	Others Million	Total Million
As at 30 June 2016
Within one year	8,745	8,309	945	17,999
After one year but within five years	17,369	6,034	895	24,298
After five years	5,722	1,585	49	7,356

	31,836	15,928	1,889	49,653

As at 31 December 2015
Within one year	9,785	14,776	1,197	25,758
After one year but within five years	19,211	6,446	1,211	26,868
After five years	5,375	2,666	73	8,114

	34,371	23,888	2,481	60,740

The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases. None of the leases include contingent rentals.

27	POST BALANCE SHEET EVENTS

After the balance sheet date, the Board of Directors proposed an ordinary interim dividend. Further details are disclosed in note 9(a).

CHINA MOBILE LIMITED | INTERIM REPORT 2016	37

Report on Review of Interim Financial Information

To the Board of Directors of China Mobile Limited

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the condensed interim financial information set out on pages 11 to 37, which comprises the condensed consolidated balance sheet of China Mobile Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2016 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with both IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

38	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Report on Review of Interim Financial Information (Continued)

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 11 August 2016

CHINA MOBILE LIMITED | INTERIM REPORT 2016	39

Other Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Certain directors of the Company personally held ordinary shares of the Company. Details of the directors’ holding of ordinary shares of the Company as at 30 June 2016 are as follows.

Long Positions in the Shares and Underlying Shares of the Company

Director	Capacity	Ordinary shares held	Percentage of the number of issued shares*
Frank WONG Kwong Shing	Beneficial owner	150,000	0.00%
Moses CHENG Mo Chi	Beneficial owner	400,000	0.00%

Note:	The calculation is based on the total number of issued ordinary shares of the Company (i.e. 20,475,482,897 ordinary shares) as at 30 June 2016, and rounded off to two decimal places.

Apart from those disclosed herein, as at 30 June 2016, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that is recorded in the register required to be kept under section 352 of the SFO or any interests otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issues (the “Model Code”).

DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ RIGHTS TO ACQUIRE SHARES

At no time during the six months ended 30 June 2016 was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

40	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Other Information

SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

The Company has been notified of the following interests in the Company’s issued shares as at 30 June 2016 amounting to 5% or more of the ordinary shares in issue:

Long Positions in the Shares and Underlying Shares of the Company

		Ordinary shares held		Percentage of total number of issued
		directly	indirectly	shares
(i)	China Mobile Communications Corporation (“CMCC”)	—	14,890,116,842	72.72%
(ii)	China Mobile (Hong Kong) Group Limited (“CMHK (Group)”)	—	14,890,116,842	72.72%
(iii)	China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”)	14,890,116,842	—	72.72%

Note:	In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

Apart from the foregoing, as at 30 June 2016, no other person (other than a director or the chief executive of the Company) had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company or the Stock Exchange.

CHANGES IN DIRECTOR’S BIOGRAPHICAL DETAILS

Changes in director’s biographical details since the date of the 2015 annual report of the Company are set out below:

On 26 May 2016, Dr. LO Ka Shui has resigned from his positions as an Independent Non-Executive Director of the Company as well as the Chairman and a member of the Nomination Committee and the Remuneration Committee of the Company, while Dr. Moses CHENG Mo Chi has been appointed as the Chairman and a member of the Remuneration Committee, and Mr. Paul CHOW Man Yiu has been appointed as the Chairman and a member of the Nomination Committee as well as a member of the Remuneration Committee.

Mr. Paul CHOW Man Yiu is no longer the Chairman of Hong Kong Cyberport Management Company Limited with effect from 4 June 2016.

Mr. LI Yue and Mr. LIU Aili were appointed as Deputy Secretaries of Party Committee of China Mobile Communications Corporation in July 2016. Mr. LIU is principally in charge of planning and construction, and human resources, of the Company.

Mr. Frank WONG Kwong Shing is no longer the Chairman and Independent Non-Executive Director of Mapletree

Greater China Commercial Trust Management Ltd with effect from 1 August 2016.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the

Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

CHINA MOBILE LIMITED | INTERIM REPORT 2016	41

Other Information

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2016, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited condensed consolidated interim financial information for the six months ended 30 June 2016.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2016, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at our AGMs every three years.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2016 to 30 June 2016.

APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 to the Listing Rules headed “Disclosure of Financial Information”, save as disclosed herein, the Company confirms that the Company’s current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company’s 2015 Annual Report.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2016 of HK$1.489 per share (before withholding and payment of PRC enterprise income tax) (the “2016 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 5 September 2016 to Wednesday, 7 September 2016 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2016 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 2 September 2016. The 2016 Interim Dividend will be paid on or about Thursday, 29 September 2016 to those shareholders on the register of members on Wednesday, 7 September 2016 (the “Record Date”).

42	CHINA MOBILE LIMITED | INTERIM REPORT 2016

Other Information

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2016 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2016 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2016 Interim Dividend after deducting enterprise income tax of 10 per cent. The Company will not withhold and pay the income tax in respect of the 2016 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of the Stock Exchange through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2016 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 2 September 2016.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

CHINA MOBILE LIMITED | INTERIM REPORT 2016	43

Other Information

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Interim Report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. These risks, uncertainties and other factors include but not limited to statements relating to the Company’s business objectives and strategies; its operations and prospects; its provision of services and new service offerings; its network expansion and capital expenditure plans; the expected impact of any acquisitions or other strategic transactions, including its investment in and any arrangements with China Tower; the planned development of future mobile and other technologies and related applications; the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” and tariff changes on its business, financial condition and results of operations; and future developments in the communications industry in Mainland China including changes in the regulatory and competitive landscape. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

44	CHINA MOBILE LIMITED | INTERIM REPORT 2016

China Mobile Limited

60/F., The Center, 99 Queen’s Road Central, Hong Kong

Tel : (852) 3121 8888

Fax : (852) 3121 8809

Website : www.chinamobileltd.com

Welcome to China Mobile Limited’s website

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